SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
           13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)
                               (Amendment No. 3)*

                            TF Financial Corporation
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   872391 10 7
                         ------------------------------
                                 (CUSIP Number)


                                December 2, 2002
                         ------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

-------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 4 pages

CUSIP No. 872391 10 7             Schedule 13G                 Page 2 of 4 Pages
          -----------             ------------

1.    Name of Reporting Person
      S.S. or I.R.S. Identification Number of above person:

                       Third Federal Savings Bank
                       Employee Stock Ownership Plan

2.    Check the appropriate box if a member of a group*

               (a)   |X|                  (b)   |_|

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Pennsylvania
                                             ------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.    Sole Voting Power:                                                       0
                                                                         -------

6.    Shared Voting Power:                                               373,255
                                                                         -------

7.    Sole Dispositive Power:                                                  0
                                                                         -------

8.    Shared Dispositive Power:                                          373,255
                                                                         -------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:      373,255
                                                                         -------

10.   Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*  |_|

11.   Percent of Class Represented by Amount in Row 9: 13.7%
                                                       ----

12.   Type of Reporting Person*: EP
                                 --


                                * SEE INSTRUCTION

                                                               Page 3 of 4 Pages

Item 1(a)         Name of Issuer:  TF Financial Corporation
                  ---------------  ------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                           3 Penns Trail
                           Newtown, Pennsylvania 18940

Item 2(a)         Name of Person Filing:
                  ----------------------

                          Third Federal Savings Bank
                          Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  -------------------------------------  -----------------

Item 2(c)         Citizenship:  Pennsylvania
                  ------------  ------------

Item 2(d) Title of Class of Securities:  Common Stock
          -----------------------------  ------------

Item 2(e) CUSIP Number:             872391 10 7
          -------------             -----------

Item 3 Check whether the person filing is a:
       -------------------------------------

Item 3(f)  X  Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).
          ---
Item 3(j)  X  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
          ---

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:                  373,255
                  --------------------------                  -------

Item 4(b)         Percent of Class:
                  ----------------
                        13.7%
                        -----

Item 4(c)         Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote          -0-
                                                                         -------
                  (ii)     shared power to vote or to direct the vote    373,255
                                                                         -------
                  (iii)    sole power to dispose or to direct the
                           disposition of                                    -0-
                                                                         -------
                  (iv)     shared power to dispose or to direct the
                           disposition of                                373,255
                                                                         -------

Item 5            Ownership of Five Percent or Less of Class:
                  -------------------------------------------

                                 Not applicable

                                                               Page 4 of 4 Pages

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------

                                 Not applicable

Item 7          Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company.
                --------

                                 Not applicable

Item 8          Identification and Classification of Members of the Group.
                ----------------------------------------------------------

                This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the Plan Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9          Notice of Dissolution of Group.
                -------------------------------

                                 Not applicable

Item 10         Certification.
                --------------

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the Plan Committee, I certify that the information set forth in this statement is true, complete and correct.


/s/John R. Stranford                                            1-24-03
-------------------------------------------                     ----------------
John R. Stranford, as Plan Committee member                     Date



/s/Dennis R. Stewart                                            1-24-03
-------------------------------------------                     ----------------
Dennis R. Stewart, as Plan Committee member                     Date



/s/Elizabeth Davidson Maier                                     1-9-03
-------------------------------------------                     ----------------
Elizabeth Davidson Maier,                                       Date
  as Plan Committee member


/s/Barbara J. Jacobson                                          1-15-03
-------------------------------------------                     ----------------
Barbara J. Jacobson, as Plan Committee member                   Date

SIGNATURE:



         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.


/s/Robert N. Dusek                                              1-22-03
-------------------------------------------                     ----------------
Robert N. Dusek, as Trustee                                     Date



/s/George A. Olsen                                              1-22-03
-------------------------------------------                     ----------------
George A. Olsen, as Trustee                                     Date



/s/Thomas J. Gola                                               1-22-03
-------------------------------------------                     ----------------
Thomas J. Gola, as Trustee                                      Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the Plan Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the Plan Committee. Investment direction is exercised by the ESOP Trustee as directed by the Plan Committee. The Plan Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the Plan Committee and their beneficial  ownership of shares
         -----------------------------
of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the ESOP are as follows:


                               Beneficial                  Beneficial Ownership
    Name                       Ownership (1)               as Plan Participant
    ----                       -------------               -------------------
John R. Stranford               223,043                             12,566
Elizabeth D. Maier               90,318                             11,320
Dennis R. Stewart                10,300                              1,170
Barbara J. Jacobson                 768                              4,006

         The ESOP Trustee and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a ESOP Trustee are as follows:


                               Beneficial                  Beneficial Ownership
    Name                       Ownership (1)               as Plan Participant
    ----                       -------------               -------------------
Robert N. Dusek                  89,732                            -0-
George A. Olsen                  81,734                            -0-
Thomas J. Gola                   79,578                            -0-


----------------
(1) Beneficial ownership as of February 4, 2003. Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and ESOP Trustees disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and as ESOP Trustees. Excludes shares beneficially owned as a Plan Participant.